P.E. 1/1/02

CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

Ryanair Holdings plc

c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and continental Europe, the general willingness of passengers to travel and other economic, social and political factors.

PRESS RELEASE RYANAIR.com

RYANAIR ANNOUNCES EIGHT NEW ROUTES FROM LONDON STANSTED TO EUROPE

Ryanair to Save European Air Travellers more than £1.5 billion

Ryanair, Europe's largest low fares airline this morning (Thursday, 31st January 2002) in London announced 8 new routes from London Stansted to Continental Europe and 3 new routes from Glasgow Prestwick, Liverpool and Brussels Charleroi.

The eight new routes to be operated from London Stansted are as follows:

Destination	Start Date	Frequency	Ryanair One way Fares From	High Fare Competitors (Lowest o.w. Fares)	% Saving
Rome (Italy)	4 April 02	6 Daily Flights	**£19**	£32.50 (Go)	41%
Milan (Italy)	4 April 02	4 Daily Flights	**£19**	£32.50 (Go)	41%
Newquay (England)	4 April 02	2 Daily Flights	**£39**	£156 (BA)	75%
Eindhoven (Holland)	4 April 02	2 Daily Flights	**£59**	£277 (BA)	78%
Friedrichshafen (Germany)	4 April 02	2 Daily Flights	**£59**	£433 (BA)	86%
Graz (Austria)	4 April 02	2 Daily Flights	**£59**	£435 (BA)	86%
Klagenfurt (Austria)	27 June 02	2 Daily Flights	**£59**	£435 (BA)	86%
Montpellier (France)	4 April 02	2 Daily Flights	**£59**	£459 (BA)	87%

This Summer, Ryanair will be entering Holland for the first time competing head to head with KLM and BA, offering fares that are 78% cheaper than the 'rip-off' flag carriers. In addition, Ryanair will also be adding new services from Glasgow Prestwick to Oslo Torp; Liverpool to Brussels Charleroi; and a new route to Rome Ciampino from its Brussels Charleroi base.

Last week, Ryanair announced a new long term partnership with Boeing, for the purchase of up to 150 new Boeing 737-800 aircraft. Ryanair will operate a fleet of 44 Boeing 737's this summer on 75 routes to 13 countries. This new aircraft order will enable Ryanair to continue to grow its passenger traffic to over 40 million passengers per annum, which could make Ryanair not just Europe's largest low fare carrier, but Europe's No.1 international scheduled airline.

Speaking today at the announcement, Ryanair's Chief Executive, Michael O'Leary said:

"This will be Ryanair's biggest and most successful Summer Schedule - ever. With these 8 new destinations and our first route to Holland (Eindhoven), we will continue our policy of offering choice and low fare competition to British Airways, Alitalia, SAS, KLM, Lufthansa and all of Europe's high fare carriers. As the comparative fares above show, Europe's consumers have been and are still being ripped-off by the high fare carriers.

"Our new routes to Rome and Milan bring the total number of destinations in Italy to twelve. Ryanair will now carry more passengers than British Airways or Alitalia between the U.K. and Italy.

"Our new routes to Graz and Klagenfurt bring our total number of destinations in Austria to three, these are in addition to our already hugely successful route to Salzburg where we have carried over 150,000 passengers in the first year.

"Our new route to Friedrichshafen is our third destination in Germany along with Frankfurt Hahn and Hamburg(Lubeck).

"And now for the first time the people of Cornwall and the West Country will have access to Ryanair's low fares with our new domestic route from London to Newquay.

"This Summer, Ryanair will fly on 75 routes around Europe, with a fleet of 44 Boeing 737 aircraft, we expect to carry over 12 million passengers who will save over £1.5 billion compared to the high fares being charged by our competitors."

ENDS.

Thursday, 31st January 2002

For further details contact:

Ryanair:	Enda O Toole	Tel:	+3531 8121228
Murray Consultants:	Pauline McAlester	Tel:	+3531 6633332

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2002

Ryanair Holdings plc

By: /s/ Michael Cawley
Michael Cawley
Chief Financial Officer